American International Group, Inc., and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

Years Ended December 31, (in millions, except ratios)	2009	2008	2007	2006	2005

Earnings:
Pre-tax income (loss)(a):	$(13,331)	$(106,555)	$8,097	$20,981	$14,806
Add – Fixed charges	16,592	20,456	11,470	9,062	7,663

Adjusted Pre-tax income (loss)	$3,261	(86,099)	19,567	30,043	22,469

Fixed charges:
Interest expense	$15,136	$17,665	$4,553	$3,715	$2,704
Portion of rent expense representing interest	244	299	257	219	199
Interest credited to policy and contract holders	1,212	2,492	6,660	5,128	4,760

Total fixed charges	$16,592	$20,456	$11,470	$9,062	$7,663

Preferred stock dividend requirements	$1,295	$400	$-	$-	$-
Total fixed charges and preferred stock dividend requirements	$17,887	$20,856	$11,470	$9,062	$7,663
Total fixed charges, excluding interest credited to policy and contract holders	$15,380	$17,964	$4,810	$3,934	$2,903

Ratio of earnings to fixed charges:
Ratio	n/a	n/a	1.71	3.32	2.93
Coverage deficiency	(13,331)	(106,555)	n/a	n/a	n/a

Ratio of earnings to fixed charges and preferred stock dividends:
Ratio	n/a	n/a	1.71	3.32	2.93
Coverage deficiency	(14,626)	(106,955)	n/a	n/a	n/a

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b) :
Ratio	n/a	n/a	4.07	7.64	7.74
Coverage deficiency	(12,119)	(104,063)	n/a	n/a	n/a

(a)
From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)
The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.